John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157

September 15, 2014

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Mr. O’Connor:

On July 2, 2014, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 75 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 76 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding one new series portfolio to the Trust – the Leadsman Capital Strategic Income Fund (the “Fund”).

On August 15, 2014, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summary – Fees and Expenses of the Fund

1.	Comment: Please indicate whether “other expenses” reflected in the fee table were estimated for the current fiscal year. See instruction 6(a) of Item 3 of Form N-1A.

Response: The Trust has revised the disclosure as you have requested.

2.	Comment: Please confirm that the expense reimbursement or fee waiver will be in place for at least a year from the effective date of the registration statement.

Mr. O’Connor
U.S. Securities and Exchange Commission
September 15, 2014

Response:     The Trust has revised the disclosure as you have requested and confirms that the expense reimbursement/fee waiver will be in place for at least a year following the effective date of the registration statement.

Fund Summary – Principal Investment Strategies

3.
Comment:     With regard to the last paragraph in this section, it is descriptive of the way the Adviser decides to buy and sell securities and should be moved to the Item 9 disclosure. See Item 9(b)(2) of Form N-1A.

Response:     The Trust has removed the disclosure from the summary portion of the prospectus. The disclosure is already present in the Item 9 section of the prospectus and, as such, no changes were made to that section in response to the comment.

Fund Summary – Principal Risks

4.	Comment: Please disclose the risks of investing in preferred stock and dividend-paying stock.

Response: The Trust has revised the disclosure as you have requested.

5.	Comment: Under the risks associated with investing in fixed income securities, please add “rated below investment grade” before “(“junk bonds”)”.

Response: The Trust has revised the disclosure as you have requested.

6.	Comment: Please also disclose the lowest grade of securities in which the Fund may invest or, alternatively, disclose that the Fund may invest in securities of any grade.

Response: The Trust has revised the disclosure as you have requested.

7.	Comment: In the section discussing risks associated with investments in BDCs, please remove “mutual” from “closed-end mutual funds.”

Response: The Trust has revised the disclosure as you have requested.

8.	Comment: In the section discussing risks associated with investments in BDCs, please explain what the following sentence means; for example, is it referring to BDC leveraging?

The Fund’s holdings of BDCs may magnify the potential for gains and losses on amounts invested.

Response: The Trust has revised the disclosure as you have requested.

9.	Comment: Disclose the risks that arise from the fact that at least 70% of the BDC’s investments must be in private companies.

Response: The Trust has revised the disclosure as you have requested.

Mr. O’Connor
U.S. Securities and Exchange Commission
September 15, 2014

10.
Comment:     Please disclose that investors will incur two levels of fund expenses when the Fund invests in MLPs. Please also confirm that MLP fees will be included in the “other expenses” line of the fee table. Because of the tax law treatment of publicly traded partnerships, please clarify that MLPs are concentrated in the energy and energy transmissions businesses.

Please also disclose that the Fund will be subject to the risks of the energy sectors to the extent that it invests in MLPs. In addition, if interest rates increase, dividend yields on MLPs will be less attractive and MLP valuations will decline.

Response:     In regard to the portion of the comment relating to two levels of expenses, we are not aware of two levels of expenses associated with MLPs as we understand they are not generally registered as investment companies or set up as 3(c)(1) or 3(c)(7) companies. We understand that the costs of MLPs are captured in their trading price and, as such, would not have two levels of fees as do investments in other investment companies. Should an MLP which the Fund invests in be considered a registered investment company or a 3(c)(1) or 3(c)(7) company, the Trust would include any duplicative fees in the “other expenses” line item of the fee table. Finally, the Fund has revised the risk disclosure and strategy disclosure to address the portion of your comment relating to energy sector risks.

11.
Comment:     In the section discussing risks associated with investments in REITs, please describe the additional layer of fees that will be created by the Fund’s investments in such instruments. Please confirm that the fees will be included in the “other expenses” line item of the fee table. Please also disclose to the extent the Fund invests in REITs, its distributions are likely to be taxable as ordinary income (because they come from mortgage interest and rents), rather than being eligible for the 15% rate on qualified dividends.

Response:     The Trust has revised the disclosure as you have requested. Additionally, the Trust confirms that REIT fees will be included in the “other expenses” line item should they be incurred by the Fund.

12.	Comment: Please disclose the risks associated with investing in small cap companies.

Response: The Trust has revised the disclosure as you have requested.

13.
Comment:     The risks listed in the section entitled “Risks of Investing in Other Investment Companies” applied to the vehicles in which the Fund will invest that are not investment companies such as REITs and MLPs. Please revise this section to include all of the underlying investment vehicles in which the Fund will invest as a matter of principal investment strategy.

Response:     The Trust has revised the disclosure as you have requested. In light of the Trust’s response to Comment 10 with regard to two levels of MLP fees, the Trust has not included MLPs in this section.

14.	Comment: If the Fund will be subject to high portfolio turnover, please disclose this as a risk of investing in the Fund.

Response: The Adviser has confirmed that it does not expect the Fund to incur a high portfolio turnover rate during its initial fiscal year and, as such, portfolio turnover risk has not been added.

Mr. O’Connor
U.S. Securities and Exchange Commission
September 15, 2014

15.
Comment:     In the section entitled “Risks of Investing in Other Investment Companies”, there is disclosure regarding the 3% limitation in investments in other investment companies. This 3% would not be applicable to investments in REITs and MLPs. To what extent will the Fund be limited in its investments in REITs and MLPs.

Response: The Trust has revised the disclosure as you have requested.

16.	Comment: Please disclose the adviser’s lack of experience managing a fund as a separate risk rather than including it in the “new fund” risk disclosure.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Performance History

17.
Comment:     If applicable, include a statement explaining that updated performance information is available and providing a website address and/or toll-free (or collect) telephone number where the updated information may be obtained.

Response: The Trust has revised the disclosure as you have requested.

Additional Information About Risks

18.
Comment:     Please add to the section on MLP risk that MLPs are subject to interest rate risk in the sense that higher interest rates make their yields less attractive. Additionally, please make several editorial changes to the sections on MLPs as noted.

Response: The Trust has revised the disclosure as you have requested.

19.	Comment: Please state the ratings of below investment-grade securities used by several NRSROs.

Response: The Trust has revised the disclosure as you have requested.

How to Buy Shares

20.	Comment: Please add “of your purchase request” following “next determined upon receipt” in this section.

Response: The Trust has revised the disclosure as you have requested.

General Information / Small Accounts

21.	Comment: Please clarify if the Fund will impose the $50 fee noted in this paragraph.

Response:     The Trust’s does not intend to impose the fee at this time; however, the Fund may wish to reserve the right to do so in the event it becomes costly to all shareholders to maintain small account balances.

Mr. O’Connor
U.S. Securities and Exchange Commission
September 15, 2014

Net Asset Value

22.
Comment:     Rule 38a-1 under the Investment Company Act of 1940, as amended, provides that the Board must not only approve the Fund’s valuation procedures, but must also regularly review and evaluate the accuracy of such procedures using the appropriate means. It is also the Commission’s view, expressed in Accounting Series Release No. 118, that, although directors may assign others the task of calculating fair value, a fund’s board remains responsible for establishing fair valuation methodologies used and for continuously reviewing the appropriateness of those methodologies and the valuations they produce.

Please disclose that the board, or the board’s pricing committee by delegation, will periodically review the reliability of the Fund’s valuation procedures as required by Rule 38a-1.

Response: The Trust has revised the disclosure as you have requested.

Appendix – Prior Performance

23.	Comment: Please do not use the acronym for Global Investment Performance Standards before the term itself is used and defined.

Response: The Trust has revised the disclosure as you have requested.

24.
Comment:     (A) Please identify the no-action letter or other precedent upon which the Registrant is relying for this presentation and explain how the Fund’s use of the performance of the composite account complies with the criteria and conditions set forth in that no-action letter or other precedent.

(B)     Please also confirm that the composite account includes all accounts that are substantially similar to the Fund. Or, if any accounts are excluded, please confirm that the exclusion of these accounts would not cause the composite performance to be misleading.

(C)     What is meant by “net of expenses and net of fees”? Does this refer to the GIPS expense calculation? Prior performance must be presented either (1) net of all actual fees and expenses, including sales loads, relating to the separate accounts or (2) adjusted to reflect all of the fund fees and expenses required by Item 3 of Form N-1A. If (1) above is used, please disclose if the use of the Item 3 expenses would have lowered the performance results. If (2) above is used, the adjusted performance cannot be higher than the actual performance.

(D) Where the private accounts audited? If not, explain why. If so, who conducted the audits and what kind of audits or verification of the performance of the accounts was conducted?

(E)     The Fund’s registration statement should include the audited financial statements of the private accounts. Please include the auditor’s consent with any financial statements. The SEC staff must have adequate opportunity to review the Fund’s registration statement, including the composite account’s performance information. To that end, we request that you voluntarily file a delaying amendment under Rule 497 of the Securities Act.

Response:

(A)     The Fund is relying on several no-action letters for the inclusion of five years of prior related performance information in the prospectus (the “Composite”), including the SEC staff position contained

Mr. O’Connor
U.S. Securities and Exchange Commission
September 15, 2014

in Growth Stock Outlook Trust, Inc., SEC No-Action Letter, (Apr. 15, 1986) (“Growth Stock Outlook”). In Growth Stock Outlook, the SEC staff allowed a closed-end investment company to include performance information of private client accounts in the investment company’s prospectus. The SEC staff conditioned its relief on representations that: (1) the performance was for all of the adviser’s private client accounts that were managed with substantially similar investment objectives, policies and strategies as those used in managing the fund; (2) the relative sizes of the fund and the private accounts were sufficiently comparable to ensure that the private account performance would be relevant to a potential investor in the fund; and (3) the prospectus clearly disclosed that the performance information related to the adviser’s management of private accounts and that such information should not be interpreted as indicative of the fund’s future performance. The position of Growth Stock Outlook was expanded in Nicholas Applegate Mutual Funds, SEC No-Action Letter, (Aug. 6, 1996) (“Nicholas Applegate”). In Nicholas Applegate, the SEC staff allowed certain open-end funds to include the performance record of similarly managed private accounts that was achieved by the funds’ adviser to be used in those funds’ prospectuses for a period beyond one year. The SEC staff’s relief in Nicholas Applegate was conditioned on representations that the performance information would not be presented in a misleading manner and it would not obscure or impede the understanding of other required information. The Nicolas Applegate relief was also conditioned on representations that: (1) the private account performance information would be (a) updated at least annually; (b) given no greater prominence than the fund’s performance; and (c) accompanied by disclosure that the private account performance did not represent the historical performance of the funds and was not indicative of the funds’ future performance; and (2) the prospectuses would provide disclosure that the private accounts are not subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which, if applicable, may have adversely affected the performance results of the private account composite.

The Fund also relies on the positions established by the SEC staff in responses to the no-action requests in Great Lakes Advisors, Inc., SEC No-Action Letter, (Apr. 03, 1992) (“Great Lakes”) and Horizon Asset Management, LLC, SEC No-Action Letter (Sept. 13, 1996) (“Horizon”). Horizon and Great Lakes support the proposition that the performance record achieved by a portfolio manager at a predecessor investment adviser may be utilized by an existing investment adviser where: (1) the person or persons who manage accounts at the adviser were also those primarily responsible for achieving the prior performance results and no individual other than such persons played a significant part in the prior performance results; (2) the accounts managed at the predecessor entity are so similar to the accounts currently under management that the performance results would provide relevant information to prospective clients; and (3) all accounts that were managed in a substantially similar manner are presented unless the exclusion of any such account would not result in materially higher performance. Although the context of these letters involved using the prior performance of a portfolio manager (or managers) in advertisements, the SEC staff has granted similar relief in the context of mutual fund prospectuses (see e.g., Bramwell Growth Fund SEC No-Action Letter, (Aug. 7, 1996) (“Bramwell”)).

The Fund is seeking to include the Composite, which consists of the performance record of private accounts advised by an investment adviser (the “Related Adviser”) which has common ownership with the investment adviser to the Fund. The performance record of the private accounts managed by the Related Adviser were achieved by the Fund’s portfolio management team (the “Team”) – the members of the Team are affiliated with this Adviser and they are also associated persons of the Related Adviser. Additionally, the Adviser has advised us that all of the accounts underlying the Composite have been managed by the Team in a manner similar to the manner in which the Fund will be managed and the Fund’s prospectus will clearly disclose this fact. The Trust is not aware of any positions of the SEC staff similar to those presented with respect to the presentation of the Composite. The Trust believes that the principles underlying the staff positions in Great Lakes and Horizon are not inconsistent with the

Mr. O’Connor
U.S. Securities and Exchange Commission
September 15, 2014

presentation of the Composite. The Fund’s prospectus will also disclose that the Composite is not that of the Fund and it is not necessarily indicative of the Fund’s future performance. The Fund will include all other disclosures in the prospectus that were made in Nicholas Applegate with respect to its composite performance, as well as other relevant disclosures that may be appropriate and consistent with the other no-action positions of the SEC staff discussed in this response. Finally, to the extent the Fund keeps this performance in the prospectus beyond the first year of operations, the Fund acknowledges that it should update its performance annually and that after the Fund’s initial year of operations that the Fund’s composite performance should not be given any greater prominence then the Fund’s actual performance.

We note that the Team members who were exclusively responsible for managing each account underlying the Composite have been with the Adviser since inception, as well as with the Related Adviser during the entire time of the period of presentation for the Composite. The Team will be responsible for managing the Fund.

We are not aware of any SEC staff guidance in the form of no-action letters or otherwise in which the staff has directly addressed the manner in which the Fund is seeking to present the Composite. That is, we are not aware of circumstances in which the SEC staff has provided guidance for an investment company seeking to rely on Growth Stock Outlook and Nicholas Applegate in combination with Great Lakes, Horizon and Bramwell. Nonetheless, we believe the presentation of the Composite is consistent with, and represents a logical extension of, the principals underlying the positions in these SEC staff no-action letters. We believe that the presentation of the Composite allows the Fund to provide full and fair disclosure to its potential investors by demonstrating the relevant performance history of those persons who will be responsible for the portfolio management of the Fund.

We also note that the concept and notion of linking the performance of a portfolio management team while that team was (or in this case is) affiliated with another firm with the performance of that same portfolio management team at a new firm is addressed by the Global Investment Performance Standards (“GIPS”) that are sponsored, funded and administered by The CFA Institute. The GIPS, as well as the related “Guidance Statement on Performance Record Portability” indicate that there are certain circumstances in which the linking of these performance records is required. A copy of the Guidance Statement on Performance Record Portability can be provided to you upon request. The Composite reflects this type of linked performance as the relevant circumstances exists for which the GIPS dictate such a presentation. As you will note in reviewing disclosure accompanying the Related Performance that is contained in the Amendment, the Fund will disclose that the Adviser is GIPS compliant and the Composite is presented in a manner that is consistent with the manner in which a GIPS compliant is required to present such performance information. We recognize that the SEC and its staff are not bound to the GIPS or any other industry standards. However, we believe that the principles underlying the GIPS are to ensure not only that calculations and presentations of performance are standardized, but also to assure investors that the presentations are complete and fairly presented. We believe this notion is consistent with the principles underlying the SEC staff’s positions. Accordingly, we hope that you will find this point persuasive.

In light of the foregoing, the Fund believes that disclosure of the Composite is supported by the principles under the above noted SEC staff no-action letters.

(B)     The Adviser confirms that the Composite includes all accounts that are substantially similar to the Fund.

(C)     “Net of expenses and net of fees” refers to the fact that the performance presented is net of all actual fees and expenses. The Adviser confirms that the Composite’s performance is presented net of all

Mr. O’Connor
U.S. Securities and Exchange Commission
September 15, 2014

actual fees and expenses, including sales loads, relating to the separate accounts. The Adviser has also advised the Trust that the Total Annual Fund Operating Expenses (after fee waivers and expense reimbursements) of the Class A Shares as provided in the prospectus summary in response to Item 3 of Form N-1A are approximately equal to (or slightly less than) those of the private accounts represented in the Composite, and accordingly, there has not been any adjustments to the performance presented by the Composite. The Trust, however, has added disclosure to the effect that the use of the Fund’s Total Annual Operating Expenses (before fee waivers and expense reimbursements) in the Composite would have lowered the Composite performance results. The Trust will evaluate this disclosure at least once each year at the time of its annual update to the registration statement.

(D) The Composite is verified for compliance with GIPS on an annual basis by The Spaulding Group.

(E) The Trust will include a consent from The Spaulding Group as an exhibit to the B-Filing.

Statement of Additional Information

Investment Limitations / Commodities

25.
Comment:     If the Fund does intend to invest in commodities indirectly or by means of commodity-based derivatives, please explain how it will comply with the IRS position, adopted in Rev. Rul. 2006-1, 2006-2 I.R.B. 261, applicable to investment companies that have elected tax treatment under Section 851 of the Internal Revenue Code. The revenue ruling provides the income from such investments is not qualifying income as defined in Section 851(b)(2) of the Code.

Response: The Adviser has confirmed that at this time the Fund does not intend to invest in commodities.

26.
Comment:     If the Fund may invest in futures contracts, certain swap contracts and certain other derivative instruments that are within the jurisdiction of the Commodity Exchange Act (“CEA”), as part of its principal investment strategy, assuming the Fund intends to claim an exclusion from the definition of the term “commodity pool operator” under the CEA, pursuant to Regulation 4.5 under the CEA, should be explained where appropriate.

Response:     The Adviser has confirmed that at this time the Fund does not intend to invest in futures contracts or swap contracts of the type within the jurisdiction of the CEA. The Adviser also confirms that should it intend to do so in the future, it will likely claim an exemption pursuant to Rule 4.5 of the CEA.

Investment Limitations / Loans

27.
Comment:     We note that there has been no previous mention of the Fund’s intention to lend portfolio securities. Please disclose, where appropriate, the following conditions that must be met whenever the Fund’s portfolio securities are loaned: (1) the Fund must require the borrower to increase the collateral so that it remains equal to at least 100% of the value of the portfolio securities loaned whenever the market value of the securities loaned rises above the current level of such collateral; (2) the Fund must be able to terminate the loan at any time; (3) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions payable on the loaned securities, and any increase in market value; (4) the Fund may pay only reasonable custodian fees in connection with the loan; and (5) while any voting rights on the loaned securities may pass to the borrower, the Fund’s Board of Trustees must be

Mr. O’Connor
U.S. Securities and Exchange Commission
September 15, 2014

able to terminate the loan and regain the right to vote the securities if a material event adversely effecting the investment occurs.

Please clarify that that Fund may not lend more than one-third of its total assets. (It may also be clarified that the collateral that the Fund receives may be included in calculating the Fund’s total assets in determining whether the Fund has loaned more than one-third of its assets.)

Please also describe the duties and responsibilities of the Board of Trustees in lending of the Fund’s securities. For example, will the Fund lend its securities to be sold short, thus potentially reducing the value of its investments? Please also confirm whether the Fund will receive all of the income on the collateral invested by the Fund.

Response:     At the time, the Adviser does not expect that the Fund will engage in securities lending. Should the Fund engage in securities lending in the future, it will add the required disclosure to its statement of additional information.

28.
Comment:     We note that there has been no mention of the Fund’s investing in repurchase agreements. Please clarify that: (1) the Fund’s board will evaluate the creditworthiness of the counterparties; (2) the repurchase agreements will be fully collateralized in conformity with Rule 5b-3 of the Investment Company Act, IC 25058 (Aug. 8, 2001); (3) the board had adopted, and will annually review the investment adviser’s compliance with, procedures designed to ensure that the repurchase agreements are fully collateralized; and (4) the repurchase agreements will contain provisions designed to ensure that the repurchase agreements are fully collateralized.

Response:     At the time, the Adviser does not expect that the Fund will engage in repurchase agreements. Should the Fund utilize repurchase agreements in the future, it will add the required disclosure to its statement of additional information.

Investment Limitations / Concentration

29.
Comment:     This is the definition of concentration from the instruction to Item 8.2(b) of Form N-2 for closed-end funds. Please substitute the definition of concentration for open-end funds from Instruction 4 to Item 9(b)(1) of Form N-1A, i.e., invest more than 25% of the value of its net assets. We note that the total value of the Fund’s asset would include assets purchased with leverage and any derivatives that are senior securities (i.e., are not fully collateralized by amounts maintained in a segregated account). It would also include the value of non-investment assets (such as receivables for shares sold or expense reimbursements) as well as excluding liabilities that reduce the amount of a company’s investments. Certain types of routine transactions, such as unsettled securities transactions and securities loans, would also increase a company’s total assets because total assets do not reflect certain liabilities.

Response: The Trust has revised the disclosure as you have requested.

30.
Comment:      With regard to the paragraph immediately following “7. Concentration”, please clarify specifically that the 300% asset coverage requirement of Section 18(f)(1) must be maintained on a continuing basis.

Response: The Trust has modified the Fundamental Investment Limitation 1 to address your comment.

Mr. O’Connor
U.S. Securities and Exchange Commission
September 15, 2014

*                *                *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively